UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

NEWS RELEASE

Contacts:

Tracy Rawa
Investor Relations
Creo Products Inc.
Tel: +1.604.451.2700
Email: IR@creo.com

Rochelle van Halm
Media Relations
Tel: +1.604.451.2700
Email: rochelle_van_halm@creoscitex.com

www.creo.com

FOR IMMEDIATE RELEASE

Creo Named One of Canada's Top Employers

Vancouver, CANADA (December 18, 2001) - Creo Products Inc. (NASDAQ: CREO; TSE: CRE) has been named one of the nation's top employers in the 2002 edition of Canada's Top 100 Employers. Creo was selected from 42,000 companies and organizations considered for the honor. Creo is the first high tech company based in British Columbia to achieve C$1 billion in annual sales and was recently listed at the top of the T-Net 100, which ranked by revenue the province's top 100 BC-based technology companies.

"There's a wonderful company in British Columbia that's changing not only the printing industry, but also the conventional wisdom about how employees should be treated in a large-scale manufacturing-based company," writes Richard Yerema, author of Canada's Top 100 Employers.

Creo was highlighted for its unique workplace where employees are self-managed, trusted and empowered. Every employee, including the executive team, receives constructive feedback on his or her contribution through the annual 360-degree review process. This also helps determine the allocation of stock options to all employees and any changes in compensation. A commitment to open communication ensures employees make decisions based on sound economics for the long-term success of the company.

"Our working culture is unique. We focus on ensuring people understand our core principles, values and beliefs and aligning actions and behavior with them," explains Darcy O'Grady, Corporate Vice President, Human Resources. "This includes a strong belief in self management, consensus, economic decision making, open communication, meeting commitments, constructive expression of ideas, tolerance of mistakes and respect for people. We believe in hiring very smart people who are aligned with our principles and then empowering them to develop their full potential."

Companies were evaluated based on growth, stimulating physical workplace; open communication, providing feedback on performance, employment benefits, and the ability to attract and retain people.

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About Creo

Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Creo is leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

© 2001 Creo Products Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: December 19, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary